SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Chris Geoghegan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Christopher Geoghegan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of option under the SAYE Share Option Scheme

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

109,579

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

20 April 2004

18. Period during which or date on which exercisable

Exercisable for six months from 1 June 2007

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

435 ordinary shares of 2.5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

156 pence

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 33,232 shares under the Restricted Share Plan, options over 444,443 shares under the Performance Share Plan and options over 1,111,206 shares under the SAYE and Executive Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

20 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

George Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

George Rose

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of option under the SAYE Share Option Scheme

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

277,872

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

20 April 2004

18. Period during which or date on which exercisable

Exercisable for six months from 1 June 2007

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

435 ordinary shares of 2.5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

156 pence

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 14,996 shares under the Restricted Share Plan, options over 490,593 shares under the Performance Share Plan and options over 1,503,247 shares under the SAYE and Executive Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

20 April 2004